United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Annual and Extraordinary General Meetings on April 30, 2026 Rio de Janeiro, April 30, 2026 – Pursuant to CVM Resolution No. 81/2021, Vale S.A. (“Vale” or the “Company”) hereby discloses the Final Synthetic Voting Maps for each item included in the call notice of the Annual and Extraordinary General Meetings (the “Meetings”), which were held cumulatively on this date. The information contained in the final synthetic voting maps is available in the attached tables and corresponds to the votes of 3,500,776,167 shares for the Annual General Meeting and 3,500,122,014 shares for the Extraordinary General Meeting, representing 82.1% of the Company’s voting capital1. Marcelo Feriozzi Bacci Executive Vice President, Finance and Investor Relations For further information, please contact: Vale.RI@vale.com Thiago Lofiego: thiago.lofiego@vale.com Luciana Oliveti: luciana.oliveti@vale.com Pedro Terra: pedro.terra@vale.com Patricia Tinoco: patricia.tinoco@vale.com This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F. 1 Comprising 4,263,150,965 shares of the total share capital of 4,439,159,764. Final Summary Maps Vale S.A. - Annual and Extraordinary General Meetings on April 30, 2025 Page 1 of 1 Final Summary Voting Schedules Annual General Meeting Resolution Votes Approve Reject Abstain¹ 1. Evaluation of the management report and accounts, and examination, discussion, and voting on the financial statements for the fiscal year ended December 31, 2025. 2,311,614,602 32,915,062 1,156,244,954 2. Proposal for the allocation of profits for the 2025 fiscal year. 2,972,518,669 1,319,059 526,936,890 3. Setting the annual global compensation of management and Fiscal Council members for the year 2026. 2,878,501,926 11,738,645 610,534,047 4. Election of the Fiscal Council by slate of candidates – Number of seats to be filled: 4 10.1. Márcio de Souza / Alessandra Eloy Gadelha 2,472,632,827 422,724,864 605,416,927 10.2. Adriana de Andrade Solé / Pedro Zannoni 2,309,106,244 3,232,319 1,188,436,055 10.3. Raphael Manhães Martins / Jandaraci Ferreira de Araujo 2,305,889,493 6,671,841 1,188,213,284 10.4. Aristóteles Nogueira Filho / Leda Maria Deiro Hahn 2,339,258,600 1,663,962 1,159,852,056 ¹ Including blank votes. Extraordinary General Meeting Resolution Votes Approve Reject Abstain¹ 1. Ratify the appointment of Mr. Marcio Antônio Chiumento to the Board of Directors in accordance with Paragraph 9 of Article 11 of the ByLaws. 2,511,621,400 46,753,694 938,931,166 2. Approve the Protocols and Justifications for the Merger of Baovale Mineração S.A. (“Baovale”) and CDA Logística S.A. (“CDA”), Vale’s wholly owned subsidiaries. 2,969,719,561 623,790 526,962,909 3. Ratify the appointment of Macso Legate Auditores Independentes (“Macso”), the specialized company hired to carry out the valuation of Baovale and CDA. 2,969,746,891 584,401 526,974,968 4. Approve the Valuation Reports of Baovale and CDA prepared by Macso. 2,969,493,759 640,342 527,172,159 5. Approve the mergers of Baovale and CDA into Vale, without a capital increase and without the issue of new shares. 2,969,905,536 608,109 526,792,615 6. Approve the amendment to the heading of Article 5 of the Bylaws to reflect the new number of capital shares (4,439,159,764) and common shares (4,439,159,752), due to the cancellation of 99,847,816 Vale’s common shares. 2,970,282,960 728,821 526,294,479 7. Approve the increase of Vale’s share capital, without the issuance of shares, in the total amount of BRL 500,000,000.00, raising the Company's share capital to BRL 77,800,000,000.00, through the capitalization of part of the Income Tax Incentive Reserve, carried out in the areas of the Superintendence for the Development of the Amazon (SUDAM), and the consequent amendment to the caput of Article 5 of Vale's Bylaws. 2,968,912,706 1,368,696 527,024,858 ¹ Including blank votes.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: April 30, 2026		Director of Investor Relations